APPLIED CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Total Member's Equity
Balance at January 1, 2015	$ 52,572
Net income	76,334
Member's contribution	5,000
Member's distribution	(50,000)
Balance, December 31, 2015	$ 83,906

See Accompanying Notes